

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 7, 2012

<u>Via E-mail</u>
Terry B. Anderton
Chief Executive Officer and Chief Financial Officer
Trunity Holdings, Inc.
15 Green Street
Newburyport, Massachusetts 01950

> **Re: Trunity Holdings, Inc.**
> **Current Report on Form 8-K**
> **Filed January 31, 2012**
> **File No. 0-53601**

Dear Mr. Anderton:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Krebs, for

                    Larry Spirgel
                    Assistant Director